# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION

## July 31, 2008

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Auriga Laboratories Inc
### File No. 0-26013 - CF#21986
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Auriga Laboratories Inc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-KSB filed on April 15, 2008.

Based on representations by Auriga Laboratories Inc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.32 | until April 15, 2018 |
| Exhibit 10.33 | until January 1, 2010 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

L. Jacob Fien-Helfman
Special Counsel and Information Officer